UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 8-A/A

                                 Amendment No. 1

              FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                  PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                        NATIONAL TECHNICAL SYSTEMS, INC.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)


               California                              95-4134955
    -------------------------------                -------------------
    (State or other jurisdiction of                 (I.R.S. Employer
     incorporation or organization)                Identification No.)


                       24007 Ventura Boulevard, Suite 200
                       ----------------------------------
                           Calabasas, California 91302
               (Address of Principal Executive Offices) (Zip Code)


         If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A(c), check the following box. |_|

         If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A(d), check the following box. |X|

         Securities Act registration statement file number to which this form relates: _______________ (if applicable).

         Securities to be registered pursuant to Section 12(b) of the Act:

          Title of Each Class                Name of Each Exchange on Which
          To Be So Registered                Each Class Is to Be Registered
          -------------------                ------------------------------


         Securities  to be  registered  pursuant  to  Section  12(g) of the
   Act:

                                  Common Stock
                                ----------------
                                (Title of Class)





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                INFORMATION REQUIRED IN REGISTRATION STATEMENT

      This Amendment No. 1 amends the Registrant's registration statement on Form 8-B filed with the Securities and Exchange Commission on December 15, 1987 in connection with the registration of the Registrant's common stock under Section 12(g) of the Securities Exchange Act of 1934. This Amendment No. 1 is being filed to update certain information in the description of the Registrant's Common Stock.

Item 1.  Description of Registrant's Securities to be Registered.

      Our authorized capital stock consists of twenty million (20,000,000) shares of common stock. The following is a summary of the material features of our capital stock. The following summary does not purport to be complete and is subject to, and qualified in its entirety by, reference to the provisions of our certificate of incorporation and our bylaws, which are provided as Exhibits 3.1 and 3.2 hereto, as they may be amended from time to time.

Common Stock

      The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Thus, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. The Company's bylaws divide the directors into three classes serving staggered three-year terms, so that only one class of directors stands for election at each annual meeting.

      Holders of common stock are entitled to receive ratably any dividends that may be declared by the board of directors out of funds legally available for dividends. Holders of common stock are entitled to receive ratably the net proceeds of any liquidation of the Company after the payment of all debts and obligations of the Company.

      Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock.

      All outstanding shares of common stock are fully paid and non-assessable.

Anti-Takeover Provisions of our Charter and Bylaws

      Provisions of our certificate of incorporation and bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of our company. These provisions are expected to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to first negotiate with us. These provisions could limit the price investors might be willing to pay in the future for our common stock and could have the effect of delaying or preventing a change in control. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited acquisition proposal outweigh the disadvantages of discouraging these proposals because, among other things, negotiation may result in an improvement of their terms. These provisions could

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

limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include the following:

      o   only one of three classes of directors is elected each year;

      o within the range specified by our bylaws, our board of directors determines the size of the Company's board and may create new directorships and elect new directors;

      o stockholders must submit nominations for the board of directors in advance; and

      o the board of directors may alter some of the provisions of our bylaws without stockholder approval.

Item 2.  Exhibits.

Exhibit
Number                               Description
-------                              -----------

 3.1 Certificate of Incorporation, as amended (incorporated by reference from the Company's Annual Report on Form 10-K, File No. 000-16438, for the year ended January 31, 2003, as filed on April 28, 2003).

 3.2 Bylaws, as amended (incorporated by reference from the Company's Annual Report on Form 10-K, File No. 000-16438, for the year ended January 31, 2003, as filed on April 28, 2003).

 4.1      Form of Certificate for Common Stock.



























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


                                   SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                    NATIONAL TECHNICAL SYSTEMS, INC


Date: June 11, 2003                 By:   /s/ Jack Lin
                                       ---------------------------------------
                                       Jack Lin
                                       Principal Executive Officer and
                                       Chairman of the Board









































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